November 19, 2007

Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Securities Commission

Dear Sirs/Mesdams:

Re:

JED Oil Inc.

Change of Auditor Notice dated 07/10/31

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

“Ernst & Young LLP”

cc: The Board of Directors, JED Oil Inc.